

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2019

Richard Sneider
Chief Financial Officer
Kopin Corporation
125 North Drive
Westborough, MA 01581-3335

> **Re: Kopin Corporation**
> **Form 10-K for Fiscal Year Ended December 29, 2018**
> **Filed March 14, 2019**
> **Form 10-Q for the Quarterly Period Ended June 29, 2019**
> **Filed August 8, 2019**
> **File No. 000-19882**

Dear Mr. Sneider:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2018

Report of Independent Registered Public Accounting Firm, page 38

1.   The first paragraph of your auditors' report does not indicate that the consolidated balance sheet as of December 30, 2017 was audited even though in the same paragraph your auditors also opine on your financial position as of that date. Please amend your Form 10-K to include a report from your auditors that correctly identifies the date of each balance sheet audited. Refer to paragraph .08 of AS 3101.

Consolidated Statements of Stockholders' Equity, page 42

2.   Please describe to us the circumstances surrounding the distributions to the noncontrolling interest holder in 2017 and 2018. Tell us why, while both amounts are shown as outgoing

cash flows from financing activities on page 43, on this statement the distribution in 2017 is shown as a reduction of the noncontrolling interest and the 2018 distribution is presented as an increase to the noncontrolling interest.

Form 10-Q for the Quarterly Period Ended June 29, 2019

Note 11. Leases and Commitments
Commitments, page 18

3.   We note the disclosures in this note and in other sections of the filing related to an arrangement to make a capital contribution of approximately $5.1 million. Please revise these discussions in future filings to clearly describe the circumstances surrounding this arrangement, why the capital contribution is required, the counterparties, your obligations under the arrangement and the date by which you are required to fulfill your obligations. Clearly describe the terms of any penalties you may incur as a result of any delays in fulfilling your obligations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery